UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Haggar Corp., a Nevada corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

405173105
(CUSIP Number)

Kahn Brothers & Co., Inc.
555 Madison Avenue, 22nd Floor
New York, New York  10022
(212) 980-5050
Fax: (212) 755-5330
Attention: Thomas Graham Kahn

With a copy to:
Charles A. Damato, Esq.
Brauner Baron Rosenzweig & Klein, LLP
61 Broadway, 18th Floor
New York, New York  10006
(212) 797-9100
Fax: (212) 797-9161
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The person filing this Amendment No. 1 (the "Amendment") is Kahn Brothers & Co., Inc., a New York corporation
(the "Reporting Person"). This Amendment amends a Schedule 13D dated July 16, 2002 (the "Schedule") filed by the Reporting Person on July 17, 2002, relating to the Common Stock, par value
$0.10 per share, of Haggar Corp., a Nevada corporation (the "Issuer").

Item 4 of the Schedule is amended as set forth below. Other than as set forth below, to the best knowledge of the Reporting
Person, there has been no material change in the information set forth in the cover page or in Items 1, 2, 3, 5, 6 or 7 of the Schedule.

ITEM 4.  Purpose of Transaction

The Reporting Person has acquired the Reporting Person
Shares pursuant to a number of acquisitions that have been reported previously on Schedule 13G, as amended, on behalf of the Reporting Person Clients for investment purposes. KBP and KBVF have acquired the Fund Shares for investment purposes.

Thomas Graham Kahn ("Mr. Kahn"), a Principal of the Reporting
Person, has consulted with an executive officer (the "Executive Officer") and two directors (the "Issuer Principals") of the Issuer regarding the possibility that the Issuer Principals will ask the Board of Directors of the Issuer (the "Board") to invite Mr. Kahn to join the Board.
On August 9, 2002, the Executive Officer informed Mr. Kahn that any such request to the Board has been deferred.

As a result of Mr. Kahn's failure to be appointed to the Board, the Reporting Person will investigate other possibilities with regard to influencing the composition of the Board, including the possibility that the Reporting Person will propose an alternative slate of directors to be put forth for consideration by the Issuer's shareholders at the next scheduled meeting of the Issuer's shareholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2002
KAHN BROTHERS & CO., INC.
By: Thomas Graham Kahn /s/
Title: President